

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

June 17, 2021

Gerald Proehl
President and Chief Executive Officer
Dermata Therapeutics, Inc.
3525 Del Mar Heights Rd., #322
San Diego, CA 92130

> **Re: Dermata Therapeutics, Inc.**
> **Registration Statement on Form S-1**
> **Filed June 10, 2021**
> **File No. 333-256997**

Dear Mr. Proehl:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 Filed June 10, 2021

Dilution, page 69

1.   Please revise your calculation of historical net tangible book value to exclude the deferred offering costs of $265,353, an intangible asset. Refer to Item 506 of Regulation S-K.

3. Summary of Significant Accounting Policies
Stock-Based Compensation, page F-26

2.   We note your disclosure here and in Note 6 that the fair value of options is estimated using independent outside valuations. Please tell us the nature and extent of the valuation expert's involvement and whether you believe the valuation expert was acting as an expert as defined under Section 11(a) of the Securities Act of 1933 and Section 436(b) of Regulation C, such that you must disclose the name of the valuation expert in the Form S-

1 and provide a consent from the valuation expert. If you conclude the valuation expert is not considered an expert under the Securities Act, please revise your disclosure to clarify. Also address this comment for the reacquisition value of the subordinated convertible promissory notes based on an independent valuation in Note 5 on page F-29.

8. Stock-Based Compensation, page F-32

3.   We note that as of December 31, 2020, there were 7,488,437 Class B common units that were issued as profit units. The disclosures addresses the conversion of 5,688,479 Class B common units into common stock options and 1,338,812 Class B common units into common stock warrants. Please expand your disclosure to address the status of the remaining 461,146 Class B common units including the accounting implications.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Tracey Houser at 202-551-3736 or Daniel Gordon at 202-551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Kasey Robinson at 202-551-5880 or Christine Westbrook at 202-551-5019 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Steven Skolnick, Esq.